UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,200,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		425,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,225,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,425,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,425,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

4,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,435,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 26856L103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,200,000 Shares beneficially owned by Partners LP is approximately $55,459,411, excluding brokerage commissions. The aggregate purchase price of the 425,000 Shares beneficially owned by Focus Fund is approximately $7,335,126, excluding brokerage commissions. The aggregate purchase price of the 800,000 Shares beneficially owned by Lux Fund is approximately $15,189,423, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 17, 2019, Marathon Partners delivered a letter (the “Letter”) to the Board raising its concerns regarding (i) TPG Growth (“TPG”) and the Board’s circumvention of the language and intent of the Second Amended and Restated Stockholders Agreement entered into on March 3, 2017, between the Issuer, TPG elf Holdings, L.P., J.A. Cosmetics Corp., certain of the Issuer’s executives and their related family trusts (the “Agreement”), in such a manner as to allow TPG to retain a third TPG-designated director on the Board despite maintaining an ownership level that permits only two designated directors; and (ii) the Issuer’s non-disclosure of its violation of certain North Korea trade sanctions enforced by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) that occurred contemporaneously with a secondary stock offering from TPG and other selling insiders in March 2017 at $27 per share (the “Offering”).

Marathon Partners stated its view that, given the severity of these issues, the Issuer should separate the roles of Chairman and CEO and add one or more shareholder-oriented director(s) capable of offering new ideas and fresh perspectives to the Board. Marathon Partners noted that its concerns regarding these issues have taken on a greater sense of urgency in light of recent events surrounding William E. McGlashan, Jr.’s departure from the Board after being named in a criminal complaint by the U.S. Department of Justice in March 2019, followed by his indictment by a federal grand jury on April 9, 2019 for conspiring to commit fraud and money laundering.

In the Letter, Marathon Partners also stated its belief that the compensation plan for the Issuer’s senior executives represents far too high of a portion of operating profits and is excessive given the Issuer’s size and the results delivered by the management team. Marathon Partners expressed its disappointment with the 2019 grants because the Compensation Committee rewarded executives on the same cycle as in prior years, ignoring the Issuer’s shift in fiscal year end and that fiscal 2020 projections were unavailable to the Board at the time of the most recent grant. Given that the latest round of grants were delivered as the Issuer’s share price reached all-time lows, Marathon Partners viewed rewarding the management team with large grants of highly undervalued shares to be shareholder unfriendly.

Marathon Partners expressed further disappointment with the Board’s inaction regarding share repurchase authorization to capitalize on market dislocations and retire shares at a significant discount to intrinsic value, noting that after its numerous conversations with Board members and management, Marathon Partners believes there is a strong case in support of a buyback authorization for the Issuer.

8

CUSIP NO. 26856L103

Marathon Partners concluded the Letter by stating that, while the Board has enacted some of its recommendations, including by establishing the role of lead independent director and altering the composition of various Board committees, much work still remains to best position the Issuer to maximize shareholder value.

On April 12, 2019, Marathon Partners delivered a letter to the Issuer (the “Demand”) demanding the inspection of certain of the Issuer’s books and records pursuant to Section 220 of the Delaware General Corporation Law pertaining to the Issuer’s (i) negotiation of the Agreement, the Nominating and Corporate Governance Committee’s recommendation with respect to approving the Agreement, the Board’s subsequent deliberations and adoption of the Agreement and the engagement of independent, external counsel to review the Agreement; and (ii) violation of certain North Korea trade sanctions enforced by OFAC occurring contemporaneously with the Offering. In the Demand, Marathon Partners stated that its purpose was to seek information regarding potential mismanagement, wrongdoing and/or breaches of fiduciary duties in connection with (i) and (ii) above. The Demand also stated that such information would allow Marathon Partners to determine the degree of change that it believes will be required, and to determine whether any additional affirmative remedial steps would be necessary before the Issuer’s 2019 annual meeting of shareholders.

In the Demand, Marathon Partners stated that, although it has engaged in discussions with the Issuer throughout the past several months and stressed the importance of good corporate governance and best practices to the Issuer’s Chairman and CEO, there are several areas in which the Board has demonstrated inadequate oversight and potential mismanagement or wrongdoing that warrant further inquiry from shareholders, including (A) an excessive number of Board members being designated by TPG, based on the ownership thresholds set forth in Section 3(B) of the Agreement, and (B) public disclosure by the U.S. Department of the Treasury of certain OFAC violations that occurred before the Offering.

Marathon Partners stated its belief that TPG has exerted undue influence and control over the Board, based on TPG’s control of over 50% of the Issuer’s voting shares under the Agreement and Mr. McGlashan’s relationships with numerous TPG-affiliated senior executives, such as the Issuer’s CEO, General Counsel, and former CFO/President who served as a Partner at TPG prior to joining the Issuer and continued to serve as a Senior Advisor to TPG until December 2018. Marathon Partners stated its belief that TPG’s outsized influence over the Issuer fostered an environment in which the Issuer was effectively under the control of Mr. McGlashan, other TPG-designated Board members and the TPG-affiliated senior executives. Marathon Partners stated its belief that this dynamic manifested itself in a number of ways that have harmed and disenfranchised shareholders.

For the reasons stated in the Demand, and based on the chronology of events outlined therein, Marathon Partners concluded that it is entitled to review the Issuer’s books and records in connection with each of (i) the Board's determination of TPG-designated directors and (ii) the Issuer’s lack of disclosure of certain OFAC violations.

The foregoing description of each of the Letter and the Demand do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Letter and the Demand, which are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 49,870,772 Shares outstanding, which is the total number of Shares outstanding as of March 25, 2019, as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 10, 2019.

A.	Partners LP
(a)	As of the close of business on April 17, 2019, Partners LP beneficially owned 3,200,000 Shares.

Percentage: Approximately 6.4%

9

CUSIP NO. 26856L103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,200,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and incorporated herein by reference.

B.	Focus Fund
(a)	As of the close of business on April 17, 2019, Focus Fund beneficially owned 425,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 425,000

(c)	The transaction in the Shares by Focus Fund during the past sixty days is set forth in Schedule A and incorporated herein by reference.
C.	Lux Fund
(a)	As of the close of business on April 17, 2019, Lux Fund beneficially owned 800,000 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	The Lux Fund has not entered into any transactions in the Shares during the past sixty days.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 425,000 Shares owned by Focus Fund and (ii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,225,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,225,000

(c)

Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Focus Fund during the past sixty days is set forth in Schedule A and incorporated herein by reference.

10

CUSIP NO. 26856L103

E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 3,200,000 Shares owned by Partners LP; (ii) 425,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,425,000
(c)

Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transaction(s) in the Shares on behalf of each of Focus Fund and Partners LP during the past sixty days is/are set forth in Schedule A and incorporated herein by reference.

F.	Mr. Cibelli
(a)	As of the close of business on April 17, 2019, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 3,200,000 Shares owned by Partners LP; (ii) 425,000 Shares owned by Focus Fund and (iii) 800,000 Shares owned by Lux Fund.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 4,425,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 4,425,000
(c)

Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transaction(s) in the Shares on behalf of each of Focus Fund and Partners LP during the past sixty days is/are set forth in Schedule A and incorporated herein by reference.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

Lux Fund has purchased in the over the counter market put options referencing an aggregate of 200,000 Shares, which have an exercise price of $5.00 and expire on August 16, 2019.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board, dated April 17, 2019.
99.2	Demand for Inspection of Books and Records of e.l.f. Beauty, Inc. Pursuant to 8 Del. C. §220, dated April 12, 2019.
11

CUSIP NO. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2019

Marathon Partners L.P.

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

12

CUSIP NO. 26856L103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon Focus Fund L.P.

Purchase of Common Stock	15,000	7.4303	02/27/2019

Marathon Partners l.p.

Purchase of Common Stock	135,000	7.4303	02/27/2019
Purchase of Common Stock	65,000	7.8111	02/28/2019